# Subverse

technology  entertainment  media  news

A community-owned, decentralized news network

🐦 📡 SUBVERSE.MINDS.COM  NORWALK



 *Media has become corrupted by sensationalism and polarization. The purely surveillance, ad-driven model is dying and now readers are directly supporting creators they love. We want to facilitate civil discourse and media in a way that gets real information into the minds of our audience.*

**Bill Ottman** CIO @ Subverse

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 **ABOUT**    UPDATES⁰    GRAPEVINE⁰    ASK A QUESTION⁰

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## Why you may want to support us...

1   2.7M+ views in 1 month

2   130K+ subscribers

3   Founder Tim Pool has 229M+ views and 861K+ subscribers on his Timcast and Tim Pool YouTube channels.

4   After announcing Subverse expansion, Tim's video received 167K views and resulted in 1,000+ pitches.

5   Tim's reporting has been featured in Vice, Forbes, NYT, the New Yorker, Fox News, Time, and more.

6   Powered by open source technology

## Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Bill Ottman**
CIO
*Founder and CEO of Minds, an open-source and decentralized social networking platform with 1M+ users. He has been featured by Wired, Techcrunch, the Joe Rogan Experience, Fox News and Coindesk.*


 **Timothy Pool**
CEO and Co-founder
*Founding member of Vice News, the fastest growing news org in history. I've been featured by Forbes, New York Times, the New Yorker, Fox News, Time, the Joe Rogan Experience, and more.*
 

 **Emily Molli**
CCO and Co-founder
*Visual work published in major news outlets across the world, documentaries, and feature films.*


 **Mac Molli**
Social Media Manager
*Video Production Assistant, Social Media Manager, and Researcher.*

 **Sean Jackson**
Reporter

Reporter
*Independent thinker, Industrial Organizational Psychologist, and lover of new ideas.*

**Tarik Johnson**
Reporter
*Journalist*
(in) (y)

**In the news**



**Downloads**

📄 Subverse Brief.pdf

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## Mainstream media is hyper-political, slanted and generally distrusted due to its political bias and private interests.



**There's a deep cultural hunger for good-faith coverage of global issues and events.**



**Subverse fills that void.**

It curates and reports news that is fact-based and balanced to encourage clarity and diversity of thought across its audience. Subverse aims to deliver where other news organizations fall short - by providing insightful stories that are designed to foster understanding, not sunder it.





**Subverse was founded by Tim Pool, an award-winning journalist committed to balanced reporting.**

His reputation has been built on a unique style of interactive, investigative broadcast journalism. Tim's live coverage has been featured by national and global media outlets such as NBC, Reuters, MSNBC, and Al Jazeera English. Tim was awarded the 2013 Shorty Award for Best Journalist in Social Media and was featured as a "Time Person of the Year 2011." Between his Timcast and Tim Pool YouTube channels, Tim's work has earned 860K+ subscribers and 229M views.



**Subverse has emerged as the new wave in journalism.**

It is quickly and successfully expanding the zeitgeist of independent media. Its platform is fueled by a talented team of like-minded media professionals, including journalist Emily Molli and Bill Ottman of Minds.com.

**In a short few months, Subverse has built a notable base of 130K+ subscribers and its content has earned 3.1M+ views.**

Subverse videos run about ten minutes long and blanket global and national topics that draw extensive viewership such as Facebook's reputation, the Mueller report, and France's Yellow Vest movement.

Currently, Subverse has amassed media assets of more than 100 videos, with four new videos produced per week. Some of the interviews feature experts in their field: Dr. Debra Soh (Ph.D. in sexual neuroscience), David Fuller (Rebel Wisdom YouTube Channel), and Geoffrey Miller and Diana Fleischman (evolutionary psychologists).



**Subverse is earning revenue within diverse and sustainable streams to protect against censorship:**

**Subscriptions**

- Recurring monthly subscriptions via PayPal that provides exclusive behind-the-scenes footage, analysis, and other perks

**Third-party advertising**

- YouTube (Not to be relied on)

- Other ad networks

**Native ads in targeted news feeds**

- This new era of consumer awareness is inspiring viewers to support the advertisers who support the content they value. Spot reads within Subverse videos will draw attention to the companies that make our unique brand of news content possible.

**Events**

Subverse spans a broad network of academics, intellectuals, influencers, journalists, musicians, and more. Audiences will gather online or in real life (IRL) to hear their favorite personalities interact in various formats:

- Live-streamed and IRL panels and discussions

- Podcasts

- Interactive Q&As

- Debates

**Licensing**

Raw footage provides various production and news companies the ability to create their own content for editorialization or entertainment. Subverse has already appeared on multiple major networks:

- Network news reports

- Documentaries

- Feature films

- Getty Images, Nurphoto and Shutterstock photo agencies

- Wire licensing service


FIRE DEPT.

**The Subverse Roadmap**

**Q1 - Q2 2019:**

- Publish regular content and expand coverage on topics with high-volume viewership

- Address underserved markets and explore partnerships with journalists and producers

- Current subscribers: 129K

**Q3 - Q4 2019:**

- Hire researchers and in-house producers for increasing content output

- Host IRL (In Real Life) events for community engagement and revenue generation

- Continue to build the platform and add contributors

- Target subscribers: 200K

**2020:**

2020:

- Launch news van tour for 2020 U.S. elections

- Revenue targets expected to yield profitability

- Target subscribers: 500K

**2021:**

- Set up production spaces and venues with collaborative creators in Los Angeles and Chicago

- Expand content production, news articles and hosted IRL events with these facilities

- Target subscribers: 1M

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# Investor Q&A

**What does your company do?** ⌄

— COLLAPSE ALL

We create news showing both sides of the argument. Our mission is to fuel a paradigm shift in civil discourse with fact-based news and analysis, diversity of thought and groundbreaking media and entertainment. We aim to be a community-owned, independent, decentralized newsroom.

**Where will your company be in 5 years?** ⌄

We would like to be cash-flow positive and totally self-sustainable. Ideally we will launch satellite newsrooms globally and have millions of subscribers.

**Why did you choose this idea?** ⌄

Media has become corrupted by sensationalism and polarization. The purely surveillance, ad-driven model is dying and now readers are directly supporting creators they love. We want to facilitate civil discourse and media in a way that gets real information into the minds of our audience.

**Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?** ⌄

Hyper-polarization and rage-bait news are alienating viewers. People are waking up to the facade of establishment media. There are various outfits attempting to make independent news mainstream, but it's difficult without a preexisting audience which is our greatest asset.

**What is your proudest accomplishment?** ⌄

We have exposed millions of people to on-the-ground journalism and thought provoking content that has the potential to shift consciousness dramatically.

**How far along are you? What's your biggest obstacle?** ⌄

We have established an initial audience of 130,000+, a core team, an HQ and popular daily shows. We have immense momentum and will shortly be launching a new podcast.

Our biggest obstacle is likely becoming totally self-sufficient and sustainable. This requires less reliance on YouTube and other networks with questionable algorithms and policies.

**Who are your competitors? Who is the biggest threat?** ⌄

Polarized and ideologically driven media are the primary competitors. We all know who they are. The biggest threat is major networks shutting down communication and dissemination of information.

**What do you understand that your competitors don't?** ⌄

That long-term sustainability and trust requires balance, nuance and commitment to principles.

**How will you make money?** ⌄

Advertising (both third party and direct), licensing, direct monthly subscriptions and events.

**What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?** ⌄

The biggest risks are losing access to the dedicated audience we already have. This could occur through unpredictable YouTube algorithms.

In order to succeed we need to become as independent as possible both financially and in terms of technical infrastructure.

**What do you need the most help with?** ⌄

Quality content creation, networking, growth and monetization.

**What would you do with the money you raise?** ⌄

Build a talented team and synergistic technology that allows the news network to decentralize and simultaneously become more entertaining and accurate. Also we are building an amazing studio for private and public productions which will be a model for replication in other cities around the world.

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